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                                                                   EXHIBIT 99.1

Dear Fellow Shareholders:

We achieved record production of 30,135 ounces of gold at the Hycroft mine in the first quarter of 1997, an 86 percent increase over production of 16,206 ounces for the same period in 1996, and a 44 percent increase over the previous five-year average for first quarter production. The Company reported a loss of US$691,000 or $0.01 per share for the quarter compared to a net loss of $1,966,000 or $0.04 per share for the same period in 1996.

The increased production was a result of the operation of the new leach pad and Merrill-Crowe recovery plant for the Brimstone ore, expanded leach solution pumping capacity at the Central Fault pad and higher grade ore from Cut 4. We project 1997 full year gold production to be at least 115,000 ounces, a 29 percent increase over 1996 production. The direct cash operating costs for the first quarter was $239 per ounce versus $283 for the first quarter 1996.

The increased production at Hycroft is one of several steps taken last year towards our goal of becoming a mid-tier gold producer by the year 2000. Another significant step was the commencement of drilling at our Guariche property in Venezuela. After many months of waiting, the Company finally received the necessary approvals to commence drilling. The Company acquired an option to purchase the Guariche gold property last year. Vista anticipates that the results of the drilling program will demonstrate a minimum of 500,000 ounces of mineable reserves that, based on our prefeasibility study, could be developed into a mine that will produce 75,000 ounces per year at an estimated cash cost of $180 per ounce. Vista is planning to complete reserve, permitting and feasibility studies in the next 12 months and to put the mine into production by mid-1999. Drilling commenced the first week in April with initial results expected soon.

I am pleased to report that we are currently in the final stages of completing a bankable feasibility study on the Amayapampa mine in Bolivia. Major advancements were made on the project during the quarter, including over 9,100 meters of confirmation drilling, successful negotiation of a surface rights agreement, and a labor agreement at Amayapampa and at Capa Circa. We project the final feasibility study to be available by the end of June and expect project financing to be secured soon thereafter.

Vista is committed to an aggressive exploration program with over 25,000 meters of drilling planned for the year. We have expanded our exploration activities in Bolivia to include drilling at Amayapampa Norte, Copacabana and, in the second half of this year, at the Capa Circa project. The Company's board of directors agreed to purchase an additional 3 million shares of Zamora Gold Corp. for Cdn$720,000 ($0.24 per share) through a private placement. The proceeds from the private placement will be used to fund Zamora's exploration efforts in Ecuador. Vista Gold now owns 49 percent of the outstanding shares of Zamora Gold Corp.

These last few months have been difficult for investors of mining companies, with both low gold prices and one of the largest mining scandals ever. Most, if not all, mining companies' stock





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prices were punished in the market. The stock price for Vista was not an exception. However, I believe that the market will now reward those mining companies which have gold production, legitimate development projects, viable exploration opportunities leading to real growth in mineable reserves and professional management. Vista Gold Corp. is such a company.

OUTLOOK

We expect continued strong production at the Hycroft mine. We look forward to the successful completion of the feasibility study on the Amayapampa project. We anticipate positive results from the drilling at the Venezuelan Guariche project. I firmly believe this has been a good start to a great year.



  /s/ Michael B. Richings
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Michael B. Richings
President and Chief Executive Officer
May 19, 1997



The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 20-F as amended.